Exhibit 10.18

Mark S. Hoplamazian
President & Chief Executive Officer
Global Hyatt Corporation
Hyatt Center
71 South Wacker Drive, 12th Floor
Chicago, IL 60606
Telephone:	(312) 780-5400
Fax:	(312) 780-5282
E-Mail:	mark.hoplamazian@hyatt.com

June 9, 2008

Personal & Confidential

Mr. Harmit Singh

(Via E-Mail)

Dear Harmit:

On behalf of Hyatt Corporation, I am pleased to offer you the position of Chief Financial Officer, Global Hyatt Corporation, subject to your review and agreement with the terms set forth in this offer and subject to the satisfactory completion of reference checks and other pre-employment screening.

Position:	Chief Financial Officer – Global Hyatt Corporation. You will also have the title of Executive Vice President – Global Hyatt Corporation. Please note that the title of Executive Vice President is not expected to be used in external communications (i.e., business cards, stationery) as is consistent with our title use for other senior GHC officers.

Reports To:	President and CEO, Global Hyatt Corporation

Start Date:	To be determined, but no later than July 31, 2008.

Salary:	$550,000 on an annualized basis. Your next merit increase review will occur along with the other senior officers in March 2009.

Bonus:	Your target bonus for 2008 is 80% of Salary. Our 2008 Bonus Plan provides for a range of possible payouts of 50% of target (40% of Salary) if threshold performance is achieved and up to 150% of target (120% of Salary) at maximum performance. Your actual bonus will be calculated based on achievement of budgeted Company EBITDA, achievement of function- or business line- specific performance and personal goals and will be payable as provided under the 2008 Bonus Plan. Your 2008 bonus amount will be prorated for a partial year, subject to a minimum guaranteed bonus payment for 2008 of $200,000. Bonuses and the terms of any bonus plans for 2009 and beyond are not guaranteed.

Mr. Harmit Singh

June 9, 2008

Equity Participation:	An initial special grant of Restricted Stock Units (“RSU”) (the “Initial Grant”) will be made within 30 days of your Start Date. The Initial Grant will be subject to a four-year vesting schedule as follows:

• First anniversary of Start Date – 10%

• Second anniversary of Start Date – 25%

• Third anniversary of Start Date – 25%

• Fourth anniversary of Start Date – 40%

An additional grant of 15,670 RSUs (the “Supplemental Grant”) will be made within 30 days of your Start Date and will vest 10% per annum on each anniversary of your Start Date.

The Initial Grant and the Supplemental Grant will be made under the Global Hyatt Long Term Incentive Plan (“GHLTIP”) and will subject to the terms and conditions set forth in the GHLTIP and the applicable Award Agreements. The common stock of Global Hyatt Corporation underlying the RSUs will be subject to the terms and conditions, including transfer restrictions, set forth in the Amended and Restated Stockholders’ Agreement applicable to GHLTIP participants.

As provided in the GHLTIP, the reference fair market value per share is determined by an annual third party valuation, currently conducted by Duff & Phelps. Based on the most recent valuation of $29.09 per share as of December 31, 2007, the value of your Initial Grant is $727,250 and of your Supplemental Grant is approximately $455,840 for a total of approximately $1,183,090.

It is expected that there will be annual grants of RSUs and Stock Appreciation Rights (SARs) for this position commencing in 2009 (applicable to 2008 service). The annual grants are expected to be in amounts reflecting value (as determined using Black-Scholes or similar method as determined with reference to the accounting for such awards) that would be approximately 1.5x Salary. For illustrative purposes, based on the Salary level noted above ($500,000) and the Black-Scholes valuation utilized this past year, and assuming that all of the GHLTIP awards were in the form of SARs, the implied grant would be approximately 74,632 SARs with a grant value of approximately $2.2 million (=74,632 x $29.09 stock price). The GHLTIP awards in 2008 were a mix of SARs (2/3 of total GHLTIP value delivered) and RSUs (1/3 of total GHLTIP value delivered) for the senior-most

Mr. Harmit Singh

June 9, 2008

executives at Global Hyatt Corporation and we expect that grants in the future will also be a mix of SARs and RSUs. The GHLTIP potential for key positions will be reviewed from time to time with reference to third party benchmarks and, therefore, is subject to change. It is also possible that awards may be made other than on an annual basis.

Benefits:	As an associate of Global Hyatt Corporation, you will receive the following benefits, participant eligibility for which commences on the first day of the first full month following your completion of 90 days of employment:

• Medical and Dental insurance. Hyatt will reimburse you for COBRA coverage during the waiting period, if needed

• Life Insurance

• 401(k) and Retirement Savings Plan

• Disability coverage

• Vacation benefit – you will be entitled to three (3) weeks of vacation

You will immediately be eligible for:

• Automobile allowance of $800 per month

• Monthly parking in Chicago

• Executive Dining Room privileges

Details relating to your benefit package will be provided under separate cover.

Deferred Savings Plan:	You will also be eligible to participate in our Key Management Deferred Savings Plan (the “Plan”) beginning with the first full month following your completion of 90 days of employment. Currently, this plan allows you to defer up to $50,000, plus all or a portion of your annual bonus, on an annual pre-tax basis. After one full calendar year of service, this plan matches your contributions dollar for dollar on the first $12,000 provided that you are an active employee on December 31 of each year. Specific details of the Key Management Deferred Savings Plan will be made available to you upon your eligibility date. This plan is in addition to, not in lieu of, a 401(k) program under which there is matching up to the limit allowed by applicable rules. As with all of our benefit plans and programs, this Plan is subject to change or termination at any time at the discretion of Global Hyatt.

Mr. Harmit Singh

June 9, 2008

Relocation:	Reasonable relocation costs will be paid by Global Hyatt upon receipt of invoices relating to relocation expenses as further outlined in the attached letter and exhibit.

Signing Bonus:	A signing bonus of $1,080,000 will be paid within 15 days of the Start Date. This is provided to offset other costs of relocation in addition to the reimbursement of direct relocation costs and selected foregone short and long-term incentive amounts. The signing bonus will be subject to repayment on a pro rata basis in the event you terminate your employment prior to the first anniversary of your Start Date other than a termination by you for Good Reason (as defined below). If you terminate your employment for Good Reason, then you will not be required to repay any of the Signing Bonus. “Good Reason” means, without your written consent, (a) a change in your title, position or lines of direct reporting responsibility (b) any other material adverse change in the nature of your duties or responsibilities, (c) failure by Global Hyatt Corporation to pay or provide you with any of the Base Salary, Bonus or other compensation, or a benefits specified in this offer letter or any other material breach by Global Hyatt Corporation of the terms of this offer letter, or (d) the relocation of your primary office as assigned to you by Global Hyatt Corporation to a location more than 50 miles from Global Hyatt Corporation’s corporate headquarters on your Start Date.

Termination:	Global Hyatt Corporation has undertaken a review of its severance policies for its senior executives. This review is expected to be completed prior to March 31, 2009. In the event your employment is terminated by Global Hyatt Corporation without Cause (as defined below) or by you for Good Reason you will be entitled to (A) continuation of certain medical benefits for a period of one year following termination (subject to mitigation in the event that you secure medical benefits following your separation from Global Hyatt Corporation) and (B)(i) if such termination occurs prior to the third anniversary of your Start Date, severance policy of Global Hyatt Corporation for its senior executives, but not less than $2,000,000 or (ii) if such termination occurs following the third anniversary of your Start Date, severance pay in accordance with the then prevailing severance policy of Global Hyatt Corporation for its senior executives, but not less than $1,000,000. Following the one-year period after the date of a termination without Cause, you will be entitled to enroll in COBRA in accordance with applicable law. “Cause” shall mean (a) your engagement in gross negligence or willful misconduct in the performance

Mr. Harmit Singh

June 9, 2008

of your material duties or material responsibilities; (b) your failure after written notice to perform your duties or your material breach of any agreement relating to your employment that in other case remains uncured for 14 days after notice to you of such failure or breach; or (c) your conviction of, or entering a plea of nolo contender to, a felony. In the event your employment is terminated by Global Hyatt Corporation without Cause or by you for Good Reason, in addition to cash severance you will also be deemed to vest in the next tranche of the Initial Grant scheduled to vest in the one year period following the date of termination.

Other:	As a condition to your employment with Global Hyatt Corporation, you will be asked to execute agreements relating to Confidentiality, Intellectual Property, Non-Solicitation and Non-Disparagement; T&E Policy; Internet Use Policy and background check. Prior to your Start Date you will be required to complete our Code of Business Conduct and Ethics acknowledgment, Conflicts Questionnaire, and other hiring forms.

Acceptance:	As required by law, you will need to provide proof of identity and work authorization. In addition, your offer is pending satisfactory reference checks and background verification. Please sign and return the enclosed authorization form. Failure to meet any of these contingencies will render you ineligible for employment.

Although we hope that your employment with us is mutually satisfactory, please note that your employment at Global Hyatt Corporation is “at will.” This means that you may resign from Global Hyatt Corporation at any time with or without cause, and Global Hyatt Corporation has the right to terminate this employment relationship with or without Cause at any time. Neither this letter nor any other communication, either written or oral, should be construed as a contract of employment for any particular duration. This letter supersedes and replaces all prior written or oral communication on employment-related subjects.

Mr. Harmit Singh

June 9, 2008

I am very excited about the prospect of you joining the team and I assure you that the others with whom you have interacted here feel the same way. Please feel free to call me at (312) 780-5400 with any questions.

Sincerely,

/s/ Mark S. Hoplamazian
Mark S. Hoplamazian
President and CEO

Acknowledged and agreed:

/s/ Harmit Singh
Harmit Singh

Date: 6/11/08

Mark S. Hoplamazian
President & Chief Executive Officer
Global Hyatt Corporation
Hyatt Center
71 South Wacker Drive, 12th Floor
Chicago, IL 60606
Telephone:	(312) 780-5400
Fax:	(312) 780-5282
E-Mail:	mark.hoplamazian@hyatt.com

May 30, 2008

Harmit Singh

Dear Harmit:

Global Hyatt Corporation has proposed to advance to you or pay on your behalf relocation expenses in connection with your move to Chicago. These expenses will include:

•	Rental lease cancellation (if necessary)
•	Home sale assistance (please see attached details)
•	Transportation of one vehicle via carrier
•	Temporary housing
•	House hunting trips to Chicago
•	Return visits to family (as approved by Mark Hoplamazian)
•	Movement of household goods with pack and unpack
•	Temporary storage of household goods
•	Reimbursement of relocation food and accommodation expenses

These amounts will be funded to you or on your behalf to facilitate your move to begin your new employment. By signing this agreement, you specifically acknowledge that if for any reason your employment is voluntarily terminated by you within the first year of your employment, the unamortized portion of these expenses must be repaid to Global Hyatt Corporation.

So that there will be no future misunderstanding, you also specifically acknowledge that nothing in this letter constitutes a contract of employment for a particular period of time. You recognize that your employment is “at will” and may be terminated either by yourself or by Global Hyatt Corporation with or without cause at any time.

The sole purpose of this letter is to document the scope of activities that constitute relocation and the commitment to advance money to you or paid on your behalf for moving or relocation expenses and to specify the conditions upon which some of these funds might have to be repaid by you to Global Hyatt Corporation.

If the foregoing is satisfactory to you, please signify so by executing the original copy of this letter and returning it to my attention.

Should you have any questions, please feel free to contact me at (312) 780-5400.

Sincerely,

Mark Hoplamazian

President and CEO

Agreed and Accepted:

Name:

Date:

Hyatt Corporation

Home Sale Assistance Details

I.	For the purpose of finding a home, related covered expenses include:

•	Lodging
•	Meals
•	Laundry
•	Tips
•	Rental car during your home search
•	Local and long distance telephone charges directly relating to the move

II.	Home Sales Assistance

It is your responsibility to sell your current home personally or through a licensed Real Estate Broker. Hyatt will reimburse you for the following costs:

1.	Real Estate Commissions up to the lesser of five percent (5%) of the actual selling price, up to five percent (5%) of the original price, or up to five percent (5%) of four (4) times the employee’s new salary at the time of transfer, whichever is the lesser amount.
2.	Attorney’s fees
3.	Deed preparation fees
4.	Revenue stamps
5.	Transfer taxes—state, country, or local
6.	Title fees
7.	Exterminator report
8.	Mortgage prepayment penalties of up to one-half (1/2) month’s pay

III.	Reimbursement for the following expenses are excluded:

1.	Loan origination fees
2.	FHA or VA penalty points
3.	Points
4.	Any normal “buyer closing costs” that have been agreed to be paid by the seller, such as:

a.	Appraisal fees
b.	Credit reports
c.	Loan application
d.	Hazard insurance

IV.	Duplicate Housing Assistance

If you purchase or leases of new residence before your old residence has been sold or rented, Hyatt will reimburse you for the following expenses of the old residence for a maximum of three (3) months:
1.	Two-thirds (2/3) of Mortgage Interest Payments
2.	Two-thirds (2/3) of Real Estate Taxes
3.	Duplicate insurance charges
4.	Utility charges for heat, water, electricity, and gas

Note: If it is necessary for you to obtain a Bridge Loan to provide for a down payment on a new residence, Hyatt will reimburse you for as much as three (3) months interest.